GLOBENET RESOURCES  INC.


                                               TSX VENTURE EXCHANGE SYMBOL:  GBR
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT
                                                                JANUARY 27, 2003

NEWS  RELEASE
Mr. David Patterson, Director of GlobeNet Resources Inc. (the "Company") announces that on Tuesday January 28, 2003 a name change to Terra Nova Gold Corp. will be effective. The Company's new TSX Venture Exchange Symbol will be "TGC".



           On behalf of the Board of Directors,GLOBENET RESOURCES INC.
                                "David Patterson"
                                    Director